UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On May 18, 2023, the Board of Directors (the “Board”) of Farfetch Limited (the “Company”) and José Neves, Chief Executive Officer of the Company, agreed to surrender one-half of the number of the Company’s ordinary shares Mr. Neves was eligible to earn under the long-term performance-based restricted share unit award granted to him on May 28, 2021 (the “Original Award”). The Original Award consisted of 8,440,000 performance share units (the “CEO Performance Share Units”) divided into eight tranches that are eligible to vest over an eight-year period based on the achievement of share price hurdles during each performance period, measured based on the average of the closing price of the Company’s ordinary shares over a 90-trading day trailing average. As agreed, one-half of the CEO Performance Share Units subject to each tranche will be surrendered, representing a surrender of 4,220,000 CEO Performance Share Units under the Original Award, with the remaining CEO Performance Share Units eligible to be earned if the applicable performance targets are met in accordance with the terms of Mr. Neves’ existing performance-based restricted share unit agreement. The terms of the CEO Performance Share Units otherwise remain unchanged and as previously described in the Company’s Report on Form 6-K filed on May 28, 2021.

In connection with the Original Award, Mr. Neves entered into a letter agreement pursuant to which he agreed to waive any cash and equity incentive compensation (other than the Original Award) from 2021 through December 31, 2028. In surrendering and replacing such CEO Performance Share Units (as discussed further below), the Board and Mr. Neves considered a number of factors, including, without limitation, (i) CEO compensation data for the relevant peer group and (ii) developing an effective compensation package for the Company’s CEO. The Company believes that having one-half of the CEO Performance Share Units remain outstanding and eligible to vest continues to provide a meaningful performance-based incentive for Mr. Neves to drive Company share price and align his interests with Company shareholders.

In connection with the surrender of 4,220,000 CEO Performance Share Units under the Original Award, on May 18, 2023, the Board granted Mr. Neves a replacement equity award under the 2018 Farfetch Employee Equity Plan with an aggregate value of approximately $9,000,000 (based on the accounting fair value as of the grant date). This equity award is comprised of (i) 1,382,361 restricted share units which vest in substantially equal annual installments over three years and (ii) performance share units with respect to an on-target number of 169,204 shares (representing 100% target attained) (the “On-Target PSU Amount”), with a performance multiplier of 0-180% applied to the On-Target PSU Amount based on the achievement of specified performance goals linked to Mr. Neves’ performance and the Company’s financial performance over an approximately one year period. In designing this equity award, the Compensation Committee of the Board was advised by an independent compensation consultant.

Mr. Neves currently does not receive an annual base salary or cash bonus.

Exhibit No.	Description

99.1	Deed of Surrender of Award dated May 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: May 18, 2023	By:	/s/ Elliot Jordan
Elliot Jordan
Chief Financial Officer